

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Mr. Darren Parmenter
Senior Vice President – Principal Financial Officer
Hilltop Holding Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201

   Re: Hilltop Holding Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed on March 11, 2010
     File No. 001-31987

Dear Mr. Parmenter:

  We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       Gus Rodriguez
       Accounting Branch Chief